Exhibit 99.2

Independent Auditor’s Report on the Quarterly and Year to Date Consolidated Financial Results of the Company Pursuant to the Regulation 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Vedanta Limited

Report on the audit of the Consolidated Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date consolidated financial results of Vedanta Limited (“Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures for the quarter ended March 31, 2022 and for the year ended March 31, 2022 (“Statement”), attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”)

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of the other auditors on separate audited financial information of the subsidiaries, associates, joint ventures, the Statement:

i.	includes the results of the entities as mentioned in Annexure-1;

ii.	are presented in accordance with the requirements of the Listing Regulations in this regard; and

iii.

gives a true and fair view in conformity with the applicable accounting standards, and other accounting principles generally accepted in India, of the consolidated net profit and other comprehensive income and other financial information of the Group for the quarter ended March 31, 2022 and for the year ended March 31, 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs), as specified under Section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Results” section of our report. We are independent of the Group, its associates and joint ventures in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and other auditors in terms of their reports referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

We draw attention to Note 6 of the accompanying consolidated financial results which describes the uncertainty arising out of the demands that have been raised on the Group, with respect to government’s share of profit oil by the Director General of Hydrocarbons and one of the pre-conditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. While the Government has granted permission to the Group to continue operations in the block till May 14, 2022 or signing of the PSC addendum, whichever is earlier, the Group, based on external legal advice, believes it is in compliance with the necessary conditions to secure an extension of this PSC, and based on the legal advice, believes that it is in compliance with the necessary conditions to secure an extension of this PSC and that the demands are untenable and hence no provision is required in respect of these demands.

Our opinion is not modified in respect of this matter.

Management’s Responsibilities for the Consolidated Financial Results

The Statement has been prepared on the basis of the consolidated annual financial statements. The Holding Company’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the net profit and other comprehensive income and other financial information of the Group including its associates and joint ventures in accordance with the applicable accounting standards prescribed under section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 and 52 of the Listing Regulations. The respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and its associates and joint ventures and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Statement by the Directors of the Holding Company, as aforesaid.

In preparing the Statement, the respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for assessing the ability of the Group and of its associates and joint ventures to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associates and joint ventures are also responsible for overseeing the financial reporting process of the Group and of its associates and joint ventures.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates and joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates and joint ventures to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group and its associates and joint ventures of which we are the independent auditors and whose financial information we have audited, to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of the financial information of such entities included in the Statement of which we are the independent auditors. For the other entities included in the Statement, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities Exchange Board of India under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

Other Matter

The accompanying Statement includes the audited financial statements and other financial information, in respect of:

•

18 subsidiaries, whose financial statements include total assets of Rs 23,861 crore as at March 31, 2022, total revenues of Rs 3,796 crore and Rs 12,118 crore, total net profit after tax of Rs. 274 crore and Rs. 854 crore, total comprehensive income of Rs. 260 crore and Rs. 838 crore, for the quarter and the year ended on that date respectively, and net cash inflows of Rs. 38 crore for the year ended March 31, 2022, as considered in the Statement which have been audited by their respective independent auditors.

•

1 associates and 1 joint ventures, whose financial statements include Group’s share of net loss of Rs. Nil and Rs. Nil and Group’s share of total comprehensive loss of Rs. Nil and Rs. Nil for the quarter and for the year ended March 31, 2022 respectively, as considered in the Statement whose financial results/financial statements, other financial information have been audited by their respective independent auditors.

The independent auditor’s report on the financial statements and other financial information of these entities have been furnished to us by the Management and our opinion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, joint operations, joint ventures and associates is based solely on the reports of such auditors and the procedures performed by us as stated in paragraph above.

Certain of these subsidiaries and associates are located outside India whose financial statements and other financial information have been prepared in accordance with the accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted the financial statements of such subsidiaries and associates located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and audited by us.

The accompanying Statement includes unaudited financial statements and other unaudited financial information in respect of:

•

3 subsidiaries, whose financial statements and other financial information reflect total assets of Rs 2,199 crore as at March 31, 2022, and total revenues of Rs 64 crore and Rs 468 crore, total net loss after tax of Rs. 130 crore and Rs. 8 crore, total comprehensive loss of Rs. 130 crore and Rs. 8 crore, for the quarter and the year ended on that date respectively and net cash inflows of Rs. 192 crore for the year ended March 31, 2022;

•

3 associates and 3 joint ventures, whose financial statements includes the Group’s share of net loss of Rs. Nil and Rs Nil and Group’s share of total comprehensive loss of Rs. Nil and Rs. Nil for the quarter and for the year ended March 31, 2022 respectively;

•	1 unincorporated joint venture not operated by the Group, whose financial statements includes the Group’s share of total assets of Rs 99 crore as at March 31, 2022 as considered in the Statement whose financial statements and other financial information have not been audited by their auditor(s).

These unaudited financial statements and other financial information have been approved and furnished to us by the Management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, joint ventures, unincorporated joint venture and associates, is based solely on such unaudited financial statements and other financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements and other financial information are not material to the Group.

Our opinion on the Statement is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial information certified by the Management.

The Statement includes the results for the quarter ended March 31, 2022 being the balancing figures between the audited figures in respect of the full financial year ended March 31, 2022 and the published unaudited year-to-date figures up to the end of the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & Co. LLP

Chartered Accountants

ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni

Partner

Membership No.: 41870

UDIN: 22041870AHZGCM5093

Place: Mumbai

Date: April 28, 2022

Annexure 1 to our report dated April 28, 2022 on the consolidated financial results of Vedanta Limited for quarter ended March 31, 2022

List of subsidiaries/associates/ joint ventures

S. No.	Name
1	Bharat Aluminium Company Limited (BALCO)
2	Copper Mines of Tasmania Pty Limited (CMT)
3	Fujairah Gold FZE
4	Hindustan Zinc Limited (HZL)
5	Monte Cello BV (MCBV)
6	Sesa Resources Limited (SRL)
7	Sesa Mining Corporation Limited
8	Thalanga Copper Mines Pty Limited (TCM)
9	MALCO Energy Limited (MEL)
10	Lakomasko B.V.
11	THL Zinc Ventures Limited
12	THL Zinc Limited
13	Sterlite (USA) Inc.*
14	Talwandi Sabo Power Limited
15	THL Zinc Namibia Holdings (Pty) Limited (VNHL)
16	Skorpion Zinc (Pty) Limited (SZPL)
17	Namzinc (Pty) Limited (SZ)
18	Skorpion Mining Company (Pty) Limited (NZ)
19	Amica Guesthouse (Pty) Ltd
20	Black Mountain Mining (Pty) Ltd
21	THL Zinc Holding BV
22	Vedanta Lisheen Holdings Limited (VLHL)
23	Vedanta Lisheen Mining Limited (VLML)
24	Killoran Lisheen Mining Limited
25	Lisheen Milling Limited
26	Vizag General Cargo Berth Private Limited
27	Paradip Multi Cargo Berth Private Limited
28	Sterlite Ports Limited (SPL)
29	Maritime Ventures Private Limited
30	Goa Sea Port Private Limited
31	Bloom Fountain Limited (BFM)
32	Western Cluster Limited
33	Cairn India Holdings Limited
34	Cairn Energy Hydrocarbons Ltd
35	Cairn Energy Gujarat Block 1 Limited
36	CIG Mauritius Holdings Private Limited
37	CIG Mauritius Private Limited
38	Cairn Lanka Private Limited
39	Cairn South Africa Pty Limited**
40	Ferro Alloy Corporation Limited (FACOR)
41	Facor Power Limited (FPL)
42	Facor Realty and Infrastructure Limited
43	Vedanta ESOS Trust
44	Avanstrate (Japan) Inc. (ASI)
45	Avanstrate (Korea) Inc
46	Avanstrate (Taiwan) Inc
47	Electrosteel Steels Limited

S. No.	Name
48	Lisheen Mine Partnership
49	Hindustan Zinc Alloy Private Limited
50	Desai Cement Company Private Limited (DCCPL)
51	Vedanta Zinc Football & Sports Foundation

*	Sterlite (USA) Inc. has been dissolved w.e.f. December 20, 2021
**	Cairn South Africa (Pty) Ltd has been deregistered effective from April 06, 2021

Associates

S. No.	Name
1	RoshSkor Township (Proprietary) Limited
2	Gaurav Overseas Private Limited
3	Raykal Aluminium Company Private Limited
4	Rampia Coal Mines and Energy Private limited (Struck off by MCA on April 19, 2021)

Joint Ventures

S. No.	Name
1	Goa Maritime Private Limited
2	Madanpur South Coal Company Limited
3	Rosh Pinah Healthcare (Pty) Ltd
4	Gergarub Exploration and Mining (Pty) Limited

Independent Auditor’s Report on the Quarterly and Year to Date Audited Standalone Financial Results of the Company Pursuant to the Regulation 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Vedanta Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date standalone financial results of Vedanta Limited (the “Company”) for the quarter ended March 31, 2022 and for the year ended March 31, 2022 (“Statement”), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	is presented in accordance with the requirements of the Listing Regulations in this regard; and

ii.

gives a true and fair view in conformity with the applicable accounting standards and other accounting principles generally accepted in India, of the net profit and other comprehensive income and other financial information of the Company for the quarter ended March 31, 2022 and for the year ended March 31, 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Standalone Financial Results” section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

We draw attention to note 7 of the accompanying standalone financial results which describes the uncertainty arising out of the demands that have been raised on the Company, with respect to government’s share of profit oil by the Director General of Hydrocarbons and one of the pre-conditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. While the Government has granted permission to the Company to continue operations in the block till May 14, 2022 or signing of the PSC addendum, whichever is earlier, the Company, based on external legal advice, believes it is in compliance with the necessary conditions to secure an extension of this PSC and that the demands are untenable and hence no provision is required in respect of these demands. Our opinion is not modified in respect of this matter.

Management’s Responsibilities for the Standalone Financial Results

The Statement has been prepared on the basis of the standalone annual financial statements. The Board of Directors of the Company are responsible for the preparation and presentation of the Statement that gives a true and fair view of the net profit and other comprehensive income of the Company and other financial information in accordance with the applicable accounting standards prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 and 52 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

We did not audit the financial results and other financial information, in respect of an unincorporated joint venture not operated by the Company, whose Ind AS financial results include total assets of Rs 99 crore as at March 31, 2022. The Ind AS financial results and other financial information of the said unincorporated joint venture not operated by the Company have not been audited and such unaudited financial results and other unaudited financial information have been furnished to us by the management and our report on the Ind AS financial statements of the Company, in so far as it relates to the amounts and disclosures included in respect of the said unincorporated joint venture, is based solely on such unaudited information furnished to us by the management. In our opinion and according to the information and explanations given to us by the Management, these financial results and other financial information of joint venture, is not material to the Company. Our opinion on the Statement is not modified in respect of this matter.

The Statement includes the results for the quarter ended March 31, 2022 being the balancing figure between the audited figures in respect of the full financial year ended March 31, 2022 and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & Co. LLP

Chartered Accountants

ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni

Partner

Membership No.: 41870

UDIN: 22041870AHZEYI8361

Place: Mumbai

Date: April 28, 2022